NORTH AMERICAN NICKEL INC.

Condensed Interim Financial Statements

Nine Months Ended September 30, 2014

(Expressed in Canadian Dollars)

Notice to Reader of the Unaudited Interim Financial Statements
for the nine months ended September 30, 2014

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements.

The unaudited interim financial statements of North American Nickel Inc. (the “Company”) for the nine month period ended September 30, 2014 (“Financial Statements’) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2013, which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Financial Position
(Expressed in Canadian Dollars - unaudited )
		September 30,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash		$1,643,135	$278,919
Short-term investments	7	6,000,000	6,000,000
Receivables	8	64,391	47,010
Prepaid expenses and deposits		199,135	10,698

Total current assets		7,906,661	6,336,627

Non-current assets
Equipment	9	30,694	37,676
Exploration and evaluation assets	10	20,098,250	12,341,616

Total non-current assets		20,128,944	12,379,292

Total assets		$28,035,605	$18,715,919

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	11, 13	$982,135	$36,040

SHAREHOLDERS’ EQUITY
Share capital — preferred	12	590,931	604,724
Share capital — common	12	42,665,833	33,026,511
Share-based payments reserve	12	4,926,156	3,022,767
Deficit		(21,129,450)	(17,974,123)

Total shareholders’ equity		27,053,470	18,679,879

Total liabilities and shareholders’ equity		$28,035,605	$18,715,919

APPROVED BY THE DIRECTORS:
______________________________, Director	_______________________, Director
Mark Fedikow	Edward D. Ford

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)
For the nine months ended September 30, 2014
		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Notes	2014	2013	2014	2013
Expenses
Amortization	9	$2,353	$2,353	$6,982	$6,102
Consulting	13	4,393	24,735	83,890	79,349
Filing fees		17,094	8,225	64,622	30,449
Investor relations		71,545	96,375	227,714	139,311
General and administrative	13	25,468	13,376	63,492	29,096
Management fees	13	46,000	36,000	250,000	99,000
Part X11.6 tax		—	73	—	73
Professional fees		21,610	11,525	49,474	57,277
Property investigation		—	—	—	5,989
Salaries	13	41,571	37,117	121,145	93,383
Share-based payments	12, 13	1,996,792	25,115	1,996,792	101,121
Travel and accommodation		10,229	13,633	44,123	31,962

Loss before other items		(2,237,054)	(268,527)	(2,908,233)	(673,112)
Other items:
Gain on conversion of preferred shares	8	6,284	—	6,284	—
Interest income		26,367		62,951	—
Foreign exchange loss		(182,955)	42,587)	(316,328)	(56,279)

Total comprehensive loss for the period		$(2,387,359)	$(311,114)	$(3,155,327)	$(729,391)

Loss per common share — basic and		$(0.01)	$(0.00)	$(0.02)	$(0.01)
diluted

Weighted average number of common shares outstanding
- basic and diluted		169,863,969	122,171,189	153,952,324	102,094,708

The accompanying notes are an integral part of these financial statements.NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Changes In Shareholder's Equity
(Expressed in Canadian Dollars -
unaudited)
For the nine months ended September 30,
2014
					Share-based payments
	Notes	Number of shares	Share capital	Preferred Stock	reserve	Deficit	Total

Balance at December 31, 2012		80,560,193	$22,181,970	$604,724	$2,873,676	$(16,713,822)	$8,946,548
Net and comprehensive loss		—	—	—	—	(729,391)	(729,391)
Share capital issued private placement		41,494,692	7,054,098	—	—	—	7,054,098
Stock options issued		—	—	—	101,121	—	101,121
Stock options exercised	12	25,000	7,948		(4,198)		3,750
Warrants exercised	12	100,000	10,000	—	—	—	10,000
Share issue costs		—	(93,523)	—	—	—	(93,523)

Balance at September 30, 2013		122,179,885	29,160,492	604,724	2,970,599	(17,443,213)	15,292,602
Loss for the period		—	—	—	—	(530,910)	(530,910)
Stock options issued		—	—	—	77,110	—	77,110
Stock options exercised		120,500	48,017		(24,942)		23,075
Warrants exercised		18,276,199	3,838,002	—	—	—	3,838,002
Share issue costs		—	(20,001)	—	—	—	(20,001)

Balance at December 31, 2013		140,576,584	33,026,511	604,724	3,022,767	(17,974,123)	18,679,878
Net and comprehensive loss		—	—	—	—	(3,155,327)	(3,155,327)
Share capital issued private placement	12	28,424,152	9,379,970	—	—	—	9,379,970
Shares issued for finders fee		50,000	16,500		—	—	16,500
Preferred shares exercised	12	15,326	7,510	(13,793)	—	—	(6,284)
Stock options issued		—	—	—	1,996,792		1,996,792
Stock options exercised	12	524,500	190,079	—	(93,404)	—	96,675
Warrants exercised	12	294,117	61,765	—	—	—	61,765
Share issue costs		—	(16,500)	—	—	—	(16,500)

Balance at September 30, 2014		169,884,679	$42,665,833	$590,931	$4,926,156	$(21,129,450)	$27,053,469

The accompanying notes are an integral part of these condensed financial statements.

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Cash Flows
(Expressed in Canadian Dollars - unaudited)
For the nine months ended September 30, 2014
		Three Months Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
OPERATING ACTIVITIES
Loss for the period	$(2,387,359)	$(311,114)	$(3,155,327)	$(729,391)
Items not affecting cash
Non-controlling interest	—	—	—	—
Amortization	2,353	2,353	6,982	6,102
Share-based payments	1,996,792	25,115	1,996,792	101,121
Gain on conversion of preferred shares	(6,283)	—	(6,283)	—
Interest Income	(26,367)	—	(62,951)	—

	(420,864)	(283,646)	(1,220,787)	(622,168)
Changes in non-cash working capital items:
Receivables	28,983	(6,145)	(32,545)	(7,347)
Prepaid expenses	(20,428)	(7,217)	(188,437)	(1,202)
Trade payables and accrued liabilities	113,027	158,794	871,957	582,477
Other:
Interest received	33,041	—	78,115	—
Due to related parties	(32,012)	(18,769)	74,137	86,438

Cash used in operating activities	(298,253)	(156,983)	(417,560)	38,198

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(4,478,194)	(3,207,632)	(7,756,634)	(4,650,953)
Short-term investments	(1,000,000)	—	—	(2,294,782)
Purchase of equipment	—	—	—	(40,173)

Cash used in investing activities	(5,478,194)	(3,207,632)	(7,756,634)	(6,985,908)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	3,675	3,750	96,674	3,750
Costs of issue of shares	—	—	—	(93,523)
Proceeds from exercise of warrants	—	—	61,765	10,000
Cash from financing activities	—	—	9,379,970	7,054,098

Cash provided by financing activities	3,675	3,750	9,538,409	6,974,325

Change in cash during the period	(5,772,772)	(3,360,865)	1,364,215	26,615
Cash at beginning of period	7,415,906	4,048,725	278,919	661,245

Cash at end of period	$1,643,135	$687,860	$1,643,135	$687,860

Supplemental cash flow information — (Note 14)

The accompanying notes are an integral part of these condensed financial statements.1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office, principal address and records office of the Company are located at Suite 500 – 200 West Esplanade, North Vancouver, British Columbia, Canada, V7M 1A4. The Company’s common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Canada and Greenland. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These condensed financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties may cast significant doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed financial statements were approved by the board of directors on November 25, 2014.

Statement of compliance with International Financial Reporting Standards

The condensed financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) applicable to the preparation of these financial statements.

Basis of preparation
These condensed financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars, unless otherwise noted, which is the Company’s functional currency.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Foreign currency translation
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are initially capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are generally recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts, events and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company may occasionally enter into farm-out arrangements, whereby it will transfer part of an interest, as consideration, for an agreement by the farmee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for in profit.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss/income.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The costs of restoration projects included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Impairment of assets
Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs and for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent the loss reverses gains previously recognized in other comprehensive loss/income.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

The Company has classified cash and cash equivalents and short-term investments as financial assets at fair value through profit or loss. Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Financial instruments (cont’d)

accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

The company has classified amounts receivable, deposits, amounts due from related parties, and exploration advances as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

The Company has classified its accounts payable and accrued liabilities as other financial liabilities. Subsequent to initial recognition, accounts payable and accrued liabilities are measured at amortized cost using the effective interest rate method.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period and does not include outstanding options and warrants. Dilutive loss per common share is not presented differently from basic loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it arises in a business combination, or from items recognized directly in equity or other comprehensive loss/income.

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the asset and liability method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share-based payments
Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Share-based payments (cont’d)
Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in share-based payments reserve, until exercised. Upon exercise shares are issued from treasury and the amount reflected in share-based payments reserve is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to an employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Share capital
Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, preferred shares, share warrants and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of units, consisting of common shares and warrants are allocated to share capital.

Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is offset from the flow-through proceeds and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Equipment
Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

Equipment	Depreciation rate
Exploration equipment Computer software	20% 50%

Short-term Investments
Short-term investments are comprised of highly liquid Canadian dollar denominated guaranteed investment certificates (‘GIC”) and bonds with terms to maturity of greater than three months, but no more than one year.

3.	ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The Company has not early adopted the following revised standards and is currently assessing the impact that these standards will have on its future financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

New standard IFRS 9 “Financial Instruments”
This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment: however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 which mainly carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. The effective date of IFRS 9 has not been specified.

4. USE OF ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The preparation of the financial statements also requires management to exercise judgment in the process of applying the accounting policies.

On an on-going basis, management evaluates its judgements and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the circumstances, as the basis for its judgments and estimates. Revisions to accounting estimates are recognised prospectively from the period in which the estimates are revised. Actual outcomes may differ from those estimates.

Critical Accounting Estimate

The following is the key estimate and assumption uncertainty that has a significant risk of resulting in a material adjustment within the next financial year.

Share-based payment transactions
The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining an appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 12.

Critical Judgments Used in Applying Accounting Policies

Restoration provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company does not have any significant restoration obligations as at September 30, 2014.

Going concern
Financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or to cease trading, or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed. Management has determined that disclosure is not required in these statements.

4. USE OF ESTIMATES AND JUDGEMENTS (cont’d)

Exploration and evaluation expenditures
The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.

Management is required to assess impairment in respect of exploration and evaluation assets. The triggering events for exploration and evaluation asset impairment are defined in IFRS 6 Exploration and Evaluation of Mineral Resources and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period the new information becomes available.

Income taxes
The Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are applied.

5. CAPITAL MANAGEMENT

The Company manages its capital structure, which consists of share and working capital, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and nature of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2014. The Company is not exposed to externally imposed capital requirements.

6. FINANCIAL INSTRUMENT AND RISK MANAGEMENT

All financial instruments are measured in the statement of financial position at fair value except for loans and receivables and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: financial assets at fair value through profit or loss are measured at fair value and changes in fair value are recognized in profit or loss; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company has made the following designations of its financial instruments: cash and short-term investments as financial assets at fair value through profit or loss (level 1); receivables as loans and receivables and accounts payable as other financial liabilities. The carrying values of the Company’s financial investments, other than its available for sale securities, were a reasonable approximation of fair value. The Company has determined that no adjustments are currently required for transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than financial assets at fair value through profit or loss.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash, short-term investments and receivables, cash and short-term investments are held with one reputable Canadian chartered bank and are closely monitored by management. Financial instruments included in receivables consist primarily of HST/GST recoverable from the Canadian government and interest earned on investments. Management believes that the credit risk concentration with respect to financial instruments included in cash, short-term investments and receivables is minimal.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2014, the Company held cash of $1,643,135 (December 31, 2013 — $278,919), and short-term investments of $6,000,000 (December 31, 2013 — $6,000,000) and had current liabilities of $982,135 (December 31, 2013 — $36,040). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

6. FINANCIAL INSTRUMENT AND RISK MANAGEMENT (cont’d)

c)	Market Risk

i) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company had cash balances and short-term investments, and no interest bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit worthiness of its banks. Interest rate risk is minimal.

ii) Foreign Currency Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish Krones.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $567,347 (December 31, 2013 — $2,767). Based on this net exposure, as at September 30, 2014, a 10% change in the Danish Krone to the Canadian dollar would impact the Company’s net loss by $56,735.

iii) Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

7.	SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The investment is carried at the lower of cost or market value. The counter-party is a Canadian financial institution. At September 30, 2014, the instrument was yielding an annual interest rate of 1.20% (2013 – 1.65%). The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet date.

8.	RECEIVABLES

	September 30,	December 31,
	2014	2013
Harmonized and government taxes receivable	$42,495	$9,950
Interest receivable	21,896	37,060
	$64,391	$47,010

9.	EQUIPMENT

	Exploration Equipment	Computer Software	Total
Cost:
At December 31, 2013	$46,674	$5,360	$52,034
Additions	—	—	—

At September 30, 2014	$46,674	$5,360	$52,034

Amortization:
At December 31, 2013	$8,998	$5,360	$14,358
Charge for the year	6,982	—	6,982

At September 30, 2014	$15,980	$5,360	$21,340

Net book value:
At September 30, 2014	$30,694	$-	$30,694

	Exploration Equipment	Computer Software	Total
Cost:
At December 31, 2012	$6,500	$5,360	$11,860
Additions	40,174	—	40,174

At December 31, 2013	$46,674	$5,360	$52,034

Amortization:
At December 31, 2012	$2,305	$3,598	$5,903
Charge for the year	6,693	1,762	8,455

At December 31, 2013	8,998	5,360	14,358

Net book value:
At December 31, 2013	$37,676	$-	$37,676

10.	EXPLORATION AND EVALUATION ASSETS

	Canada		Greenland
	Post Creek Property	Halcyon Property	Maniitsoq Property	Total
Mineral Properties Acquisition
Balance, December 31, 2013	$223,000	$164,000	$11,497	$398,497

Acquisition costs — cash	15,000	15,000	—	30,000
Acquisition costs — Shares	—	—	—	—
Impairment	—	—	—	—

Balance, September 30, 2014	238,000	179,000	11,497	428,497

Expenditures (recoveries)
Balance, December 31, 2013	975,049	95,906	10,872,163	11,943,118
Administration	—	—	107,860	107,860
Assay and sampling (recovery)	—	—	92,705	92,705
Automobile costs	—	—	150	150
Consulting services	960	—	682,471	683,431
Drilling expenses (recovery)	—	—	1,522,613	1,522,613
Equipment and supplies	—	15,324	400,006	415,330
Equipment rental	—	—	28,317	28,317
Camp costs	—	—	2,097,107	2,097,107
Charter aircraft	—	—	2,006,631	2,006,631
Shipping and printing costs	—	—	14,394	14,394
Survey costs	—	—	623,706	623,706
Telephone	—	—	1,958	1,958
Travel and accomodation	—	—	132,433	132,433
Impairments	—	—	—	—

	960	15,324	7,710,351	7,726,635

Balance, September 30, 2014	976,009	111,230	18,582,514	19,669,753

Total, Balance September 30, 2014	$1,214,009	$290,230	$18,594,011	$20,098,250

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

10.	EXPLORATION AND EVALUATION ASSETS (cont’d)
Post Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property. On March 12, 2013 the Post Creek Property Agreement was amended as indicated in the schedule below. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the amended consideration in the schedule below. Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the

Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR:

Post Creek (cont’d)	Cash	Shares	Exploration
Date			requirements
On or before April 5, 2010 (paid and issued)	$12,500	400,000
On or before April 5, 2011 (paid and issued)	$30,000	300,000	$15,000
On or before April 5, 2012 (paid and issued)	$50,000	300,000	$15,000
On or before April 5, 2013 (paid)	$15,000	-	$15,000
On or before April 5, 2014 (paid)	$ $ 15,000		$15,000
On or before April 5, 2015	$ $ 15,000		$15,000

During the nine months ended September 30, 2014, the Company incurred exploration costs totalling $960 (September 30, 2013 — $7,960) in deferred exploration costs on the Post Creek Property.

Halcyon
On April 5, 2010 the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013 the Halcyon Property Agreement was amended as indicated in the schedule below. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the amended consideration in the schedule below. Further, commencing August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$15,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	200,000	$22,000
On or before April 5, 2012 (paid and issued)	$35,000	200,000	$22,000
On or before April 5, 2013 (paid)	$15,000	-	$22,000
On or before April 5, 2014 (paid)	$15,000	-	$22,000
On or before April 5, 2015	$15,000	-	$22,000

During the nine months ended September 30, 2014, the Company incurred $15,324 (September 30, 2013 — $17,305) in exploration costs on the Halcyon Property.

10.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Manitoba Nickel Properties
On April 5, 2010, the Company entered into a purchase and sale agreement, with a company with directors in common, to acquire a 100% interest in the Thompson North, South Bay and Cedar Lake properties located in Manitoba, and agreed to consideration of $1,000 cash (paid) and 6,000,000 common shares (issued).The Company’s interest is subject to a 2% NSR, of which 1% can be repurchased by the Company for $1,000,000.

At December 31, 2013, the Company decided not to further pursue the Thompson North property and will allow the claims to lapse.

Maniitsoq
Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made.

The Company completed the first, second and third year exploration requirements, of a minimum of DKK 40,773,110 (approximately CDN $7,482,000), during the year ended December 31, 2011, 2012, and 2013 by incurring $9,601,284 on the Sulussugut License.

During the years ended December 31, 2013, 2012 and 2011, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 28,680,741 (approximately CDN $5,621,000), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Sulussugut License in years 2014 to 2015.

Under the terms of the Sulussugut License the Company is obligated to reduce the area of the license by at least 30%, which was accomplished by the Company reducing the area by 1,505 square kilometres by December 31, 2013. This amended the minimum required eligible exploration expenditure in 2013 to be DKK 26,197,760 and provided that the licence area is unchanged during 2014 the exploration commitment will be DKK 26,434,080.

The required minimum exploration expenditures on the Sulussugut License for year 5, ending December 31, 2015, has not yet been determined but, is based on an annual approximation of DKK 26,197,760. This assumes that the Sulussugut License area was reduced to 3,336 square kilometers before December 31, 2013 and remains at this size. For every square kilometre that the license is reduced the required annual expenditure decreases by approximately DKK 7,760.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

During the years ended December 31, 2013 and 2012, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 4,911,459 (approximately CDN $962,663), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License in years 2015 DKK 1,945,569 and 2016 DKK 2,965,890.

10. EXPLORATION AND EVALUATION ASSETS (cont’d)

Maniitsoq (cont’d)

On September 18, 2013 the Ininngui license was enlarged to 265 square kilometers at the Company’s request. The required minimum eligible exploration expenses for year 2 on the Ininngui License are DKK 565,950 (approximately CDN $104,000). Providing that the licence area is unchanged during 2014 the exploration commitment will be DKK 2,388,150.

The required minimum exploration expenditures on the Ininngui License for years 4-5, ending December 31, 2016 have not yet been determined but, are based on an annual approximation of DKK2,366,800 (approximately CDN $433,757).

For both licenses, future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum exploration expenditures on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2013, the Company has not used the procedure for either license.

After year 5, the Company may apply for an additional 5 years for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years, which are yet to be determined.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

As of September 30, 2014, the Company has spent $17,072,186 on exploration costs for the Sulussugut License (December 31, 2013 $9,601,284) and the Company has spent $1,510,326 on exploration costs for the Ininngui License (December 31, 2013 $1,270,880).

The property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

11. TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2014	2013
Trade payables	$757,855	$9,897
Amounts due to related parties (Note 13)	80,031	5,894
Accrued liabilities (Note 13)	144,249	20,249

	$982,135	$36,040

12. SHARE CAPITAL

a)	The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b) Common shares issued and outstanding

Nine month period ended September 30, 2014:

The Company issued 300,000 common shares for a stock option exercise at $0.15 per share for proceeds of $45,000. The Company upon the stock option exercise reversed $49,402 in stock-base compensation amounts.

The Company issued 200,000 common shares for a stock option exercise at $0.24 per share for proceeds of $48,000. The Company upon the stock option exercise reversed $39,887 in stock-base compensation amounts.

On April 17, 2014, the Company issued 294,117 common shares for a warrant exercise at $0.21 per share for proceeds of $61,765.

On May 29, 2014, the Company closed a private placement of 28,424,152 shares at a price of $0.33 per share for proceeds of $9,379,970. In lieu of cash, 50,000 shares were issued as finder’s fees at a price of $0.33 per share for a value of $16,500.

The Company issued 15,326 common shares for 13,794 preferred shares converted at a fair value of $0.49 per share for an amount of $7,510.

The Company issued 24,500 common shares for a stock option exercise at $0.15 per share for proceeds of $3,675.

c) Preferred shares issued and outstanding

At September 30, 2014, there are 590,930 (December 31, 2013 – 604,724) series 1 preferred             shares outstanding. In July 2014 13,794 preferred shares were converted for 15,326 common             shares.

The rights and restrictions of the preferred shares are as follows:
i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

d)	Warrants

A continuity schedule of outstanding common share purchase warrants at September 30, 2014 is as follows:

12.	SHARE CAPITAL (cont’d)

d)	Warrants (cont’d)

	September 30, 2014			December 31, 2013
		Weighted Average			Weighted Average
	Number Outstanding	Exercise Price		Number Outstanding	Exercise Price
Outstanding, beginning of		$			$
year	25,431,146		0.46	23,060,000		0.49
Granted	—		—	20,747,345		0.21
Cancelled/ Expired	—		—	—		—
Exercised	(294,117)		0.21	(18,376,199)		0.21

		$			$
Outstanding, end of period	25,137,029		0.46	25,431,146		0.46

At September 30, 2014, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
3,460,000	August 30, 2016	$1.00	1.92
4,750,000	August 30, 2016	$0.50	1.92
4,750,000	August 30, 2016	$0.70	1.92
6,294,677	April 19, 2015	$0.21	0.55
1,376,780	April 22, 2015	$0.21	0.56
4,505,572	June 18, 2015	$0.21	0.72
25,137,029			1.29

e) Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

The changes in stock options during the nine months ended September 30, 2014 are as follows:

12. SHARE CAPITAL (cont’d)

e) Stock options (cont’d)

	September 30, 2014			December 31, 2013
		Weighted Average			Weighted Average
	Number Outstanding	Exercise Price		Number Outstanding	Exercise Price
Outstanding, beginning of		$			$
year	8,087,500		0.17	7,383,000		0.15
Granted	3,770,000		0.59	850,000		0.21
Cancelled/ Expired	—		—	—		—
Exercised	(524,500)		0.18	(145,500)		0.18

		$			$
Outstanding, end of period	11,333,000		0.31	8,087,500		0.17

There were 3,770,000 options granted during the period ended September 30, 2014 with a weighted-average fair value of $0.31 per option and the weighted average fair value of options granted during the period ended December 31, 2013 was $0.21 per option. Details of options outstanding as at September 30, 2014 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
2,828,00 0	2,828,000	August 27, 2015	$0.10	0.91
140, 000	140,000	November 25, 2015	$0.10	1.15
200, 000	200,000	December 8, 2015	$0.10	1.19
150, 000	150,000	May 24, 2016	$0.20	1.65
250, 000	250,000	June 29, 2016	$0.20	1.75
1,300,00 0	1,300,000	September 6, 2016	$0.25	1.94
100, 000	100,000	November 24, 2016	$0.15	2.15
1,815,00 0	1,815,000	August 13, 2017	$0.24	2.87
230, 000	230,000	January 15, 2018	$0.15	3.30
200, 000	200,000	April 22, 2018	$0.15	3.56
150, 000	150,000	July 29, 2018	$0.20	3.83
200, 000	200,000	September 30, 2018	$0.37	4.00
3,270,00 0	3,270,000	July 9, 2019	$0.62	4.78
200, 000	-	July 9, 2019	$0.62	4.78
200, 000	200,000	August 27, 2019	$0.32	4.91
100, 000	100,000	September 26, 2019	$0.26	4.99
11,333,00 0	11,133,000			1.15

During the nine months ended September 30, 2014, the Company granted 3,770,000 stock options to directors, employees and consultants with a maximum term of 5 years. Of the stock options granted during the period, 3,550,000 stock options vested on the grant date and 100,000 will vest in December 2014 and 100,000 will vest in June 2015. (December 31, 2013 850,000). The Company calculates the fair value of all stock options using the Black-Scholes option pricing model which at the period ending September 30, 2014

12. SHARE CAPITAL (cont’d)

e) Stock options (cont’d)

was $1,996,796 (December 31, 2013 $178,231). The Company reversed a stock-based compensation amount of $53,516 for the exercise of 324,500 stock options @ $0.15 per unit and $39,887 for the exercise of 200,000 stock options @ $0.24 per unit (December 31, 2013 $29,140).

The fair value of stock options granted during the period ending September 30, 2014 was calculated using the Black-Scholes options pricing model with the following weighted –average assumptions:

	September 30, 2014	December 31, 2013
Expected dividend yield	0%	0%
Expected share price volatility	168.57% — 170.23%	218.47% — 223.96%
Risk-free interest rate	1.563% — 1.674%	1.221% — 1.887%
Expected life of options	5 years	5 years

f)	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the nine months ended September 30, 2014, the Company transferred $Nil (December 31, 2013 — $Nil) for forfeited options and $Nil (December 31, 2013 — $Nil) for expired unexercised warrants to deficit.

13. RELATED PARTY TRANSACTIONS

Related party balances — The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30,	December 31,
	2014	2013
VMS Ventures Inc. (shared administrative costs)	$80,031	$5,894

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions –

During the nine months ended September 30, 2014, the Company recorded $8,100 (September 30, 2013 — $8,100) in rent expense to VMS Ventures Inc. a company related through common directors, which is included in general and administrative expense.

Related party transactions — Key management personnel compensation:

13. RELATED PARTY TRANSACTIONS (cont’d)

	Period ended
	September 30,	September 30,
	2014	2013
Geological consulting fees — expensed	$45,960	$39,000
Geological consulting fees - capitalized	49,389	51,000
Management fees — expensed	250,000	99,000
Salaries — expensed	51,750	—
Stock-based compensation	1,371,571	—
	$1,768,670	$189,000

14.	NON-CASH TRANSACTIONS
The Company during the nine months ended September 30, 2014 issued 50,000 common shares at $0.33 per share for a value of $16,500 for a finders fee on the private placement.
15.	COMMITMENTS

Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	management fees: $4,000 per month; and $8,000 per month, as amended April 1, 2013. Effective June 2014 the Company had changes to management and the fees are currently $4,000 and $6,000 per month and

ii)	COO fees: $6,000 per month, as amended effective April 1, 2013

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

iii)	Effective July 2014, two independent directors will collected a monthly stipend of $2,000 each.

16. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (Note 10). The Company’s geographic segments are as follows:

	September 30, 2014	December 31, 2013
Total Assets
Canada	$9,441,594	$7,832,258
Greenland	18,594,011	10,883,661

	$28,035,605	$18,715,919

	September 30, 2014	December 31, 2013
Exploration and evaluation assets
Canada	$1,504,239	$1,457,955
Greenland	18,594,011	10,883,661

	$20,098,250	$12,341,616

	September 30, 2014	December 31, 2013
Total Liabilities
Canada	$ 414,788	$ 33,273
Greenland	567,347	2,767

	$ 982,135	$ 36,040

	September 30, 2014	December 31, 2013
Total Loss
Canada	$(3,155,327)	$(1,260,301)
Greenland	-	—

	$(3,155,327)	$(1,260,301)

17. SUBSEQUENT EVENTS

On October 8, 2014, the Company issued 80,000 common shares for a stock option exercise at $0.15 per share for proceeds of $12,000 and stock base compensation adjustment of $13,432.

On November 5, 2014, the Company granted 350,000 stock options at $0.21 /unit to a director.